Exhibit 99.1

Maxar Technologies Closes $70 Million Real Estate Transaction

WESTMINSTER, CO, Dec. 6, 2018 /CNW/ - Maxar Technologies (NYSE:MAXR) (TSX:MAXR), a global technology innovator powering the new space economy, today announced it has completed the sale of its Building 1 in Palo Alto, California, which sits on roughly 4.5 acres, for $70 million. After the sale, the company retains roughly 24 acres of office, R&D and manufacturing facilities in Palo Alto.

Approximately 400 satellite design and production engineers currently work in Building 1, located across the street from the main SSL campus in Palo Alto. These employees will be relocated to nearby Building 21. Customer workspaces are also being relocated to Building 21, and no production or customer work is expected to be impacted as a result of this move.

"With the sale of Building 1, we have reduced the SSL footprint in Palo Alto for improved efficiency and have freed up capital," said Biggs Porter, Chief Financial Officer of Maxar Technologies. "The net proceeds from this transaction will be used to pay down Maxar debt."

About SSL
SSL, based in Palo Alto, California, is a leading provider of advanced spacecraft systems, with broad expertise to support commercial and government satellite operators and innovative space missions. The company designs and manufactures spacecraft for services such as direct-to-home television, video content distribution, broadband internet, mobile communications, in-orbit servicing, space exploration, and Earth observation. As a Silicon Valley innovator for 60 years, SSL's advanced product line includes state-of-the-art small satellites, and sophisticated robotics and autonomous solutions for remote operations. SSL is a Maxar Technologies company (NYSE: MAXR) (TSX: MAXR). For more information, visit www.sslmda.com.

About Maxar Technologies
As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements
"Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this release.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this release. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to, the risk factors and other disclosures about the Company and its business included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this presentation or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this release as a result of new information or future events, except as may be required under applicable securities legislation."

Investor Relations Contact:
Jason Gursky
Maxar VP Investor Relations
1-303-684-2207
jason.gursky@maxar.com

Media Contact:
Turner Brinton
Maxar Media Relations
1-303-684-4545
turner.brinton@maxar.com

View original content:http://www.prnewswire.com/news-releases/maxar-technologies-closes-70-million-real-estate-transaction-300761607.html

SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/December2018/06/c4838.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 16:15e 06-DEC-18